UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release entitled “Arcos Dorados Reports First Quarter 2011 Financial Results” dated May 5, 2011
2.	Arcos Dorados Holdings Inc. Consolidated Financial Statements as of and for the three-month periods ended March 31, 2011 and 2010 (Unaudited)

Item 1.

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER
2011 FINANCIAL RESULTS

Strong revenue and earnings growth driven by new openings and systemwide comparable sales expansion

Buenos Aires, Argentina, May 5, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Revenues increased by 23.2% year-over-year, or by 16.5% on a constant currency basis, to US$ 826.7 million
•	Systemwide comparable sales increased by 12.5% year-over-year
•	69 net restaurants opened over the last 12 months
•	Adjusted EBITDA(1) totaled US$ 72.3 million
•	Net income attributable to the Company increased by 59.4% to US$ 35.5 million

“Arcos Dorados continued to build upon its solid foundation for long-term growth in the first quarter of 2011. The quarterly results clearly demonstrate the Company’s ability to attract new customers through a proven marketing strategy that leverages the McDonald’s brand, offers a broad array of menu alternatives, and delivers superior value through an expanding network of restaurants throughout our markets in Latin America.

“We advanced our expansion program since first quarter of last year, adding 81 new restaurants, reimaging 84 restaurants and opening 35 McCafés and 111 Dessert Centers. These additions and improvements provide our customers with a wide array of choices, with the Company’s diverse retail formats continuing to drive higher revenues and facilitate increased restaurant expansion. The Company’s Affordability platform, which offers customers a rotating selection of menu items at great values, continues to be a significant driver of growth for Arcos Dorados,” said Woods Staton, Chairman and CEO of Arcos Dorados.”

First Quarter Results

Arcos Dorados’ first quarter revenues increased by 23.2% to US$ 826.7 million.  On a constant currency basis, revenue growth was 16.5%.  The increase was driven by systemwide comparable sales growth of 12.5% and the net addition of 69 restaurants over the last 12-month period.

The Company’s solid revenue performance was driven by the significant growth of its Brazil, NOLAD (Mexico, Panama and Costa Rica) and SLAD (Argentina, Venezuela, Colombia, Chile, Perú, Ecuador, and Uruguay) divisions. Brazil, the Company’s largest division, reported revenue growth of 21.3% year-over-year, accounting for 52.0% of the Company’s total revenues. NOLAD’s revenues increased by 20.9% year-over-year, with a systemwide comparable sales increase of 7.2%. SLAD’s revenues grew by 34.2% compared to the first quarter of 2010, mainly driven by a 25.9% increase in systemwide comparable sales. The Caribbean division (Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, F. Guiana, US Virgin Islands of St. Thomas and St. Croix) reported revenues of US$ 64.6 million in the quarter, which were 3.4% higher than in the first quarter of 2010.

Arcos Dorados’ Adjusted EBITDA(1) performance in the first quarter of 2011 benefited from revenue growth and improved Adjusted EBITDA(1) in the Company’s Brazil, NOLAD and SLAD divisions. However, these improvements were impacted by (i) higher corporate expenses, which included higher payroll in line with the strengthening of the corporate structure to meet public-company needs, as well as the impact of higher inflation in Argentina, where the majority of corporate headcount is located; and (ii) increased G&A expenses related to the expansion plans programmed for the Brazil division.

Adjusted EBITDA(1) for the first quarter of 2011 was US$ 72.3 million, a 4.3% improvement over the US$ 69.4 million reported in the same period of 2010. The Adjusted EBITDA margin as a percentage of total revenues was 8.7% for the quarter, as compared to 10.3% in the first quarter of 2010. Overall, the Company was able to effectively manage increased commodity costs, keeping food and paper costs stable as a percentage of revenues. Higher payroll costs contributed to margin pressure in the quarter.

Net income attributable to the Company was US$ 35.5 million in the first quarter of 2011, up 59.4% from the US$ 22.3 million reported in the prior year quarter. This increase was primarily the result of improved operating results, as well as a lower foreign currency exchange charge. Income tax expense for the period totaled US$ 10.2 million, resulting in an effective tax rate of 22.3%, as compared to 34.8% in the first quarter of 2010.

The Company reported basic earnings per share (EPS) of US$ 0.15 in the first quarter of 2011, compared to US$ 0.09 in the prior year quarter. This increase of 64.1% was a result of the 59.4% growth in net income, as well as a lower weighted-average number of outstanding shares (please refer to Axis Split-off explanation below).

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were US$ 141.2 million at March 31, 2011. The Group’s total financial debt (including derivative instruments) was US$ 570.0 million, with net debt (total financial debt less cash and cash equivalents) of US$ 428.8 million; and a Net Debt/Adjusted EBITDA ratio of 1.4x at March 31, 2011. Cash generated from operating activities was US$ 10.8 million in the first quarter of 2011, increasing over the same period last year, and driven by improvements in operating income. Capital expenditures (CapEx) for the period were US$ 32.9 million with funds mainly being utilized for restaurant openings and reimagings during the quarter.

******************

Recent Developments

Axis
Effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of Axis (the operator of the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of Axis totaling a net book value of US$15.4 million and an equity contribution that was made to the Axis holding company amounting to US$29.8 million.

Dividend
On April 1, 2011, the Company paid a dividend of US$12.5 million, which was declared on March 23, with respect to its results of operations for fiscal year 2010.

IPO
On April 14, 2011, the Company executed an initial public offering of its Class A shares on the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of US$17.00 per share. Gross proceeds from the offering totaled US$162 million.  The Company commenced trading on April 14, 2011 under the ticker symbol ARCO.

Guidance 2011
For the full-year 2011, the Company expects consolidated revenues to grow by 15-17% and growth in Adjusted EBITDA of 15-17% compared with 2010. Additionally, the Company estimates an increase in net income of 35-45% for the year.

Please keep in mind that, given the recent increase in price for ARCO shares, the Company would like to remind investors that its existing liability awards (phantom equity units or “CADs”) granted to certain employees under the Company’s long-term incentive plan are recorded at the end of each reporting period based on their fair value, which is calculated based on certain variables and assumptions including the market price of the Company’s stock,  and the related compensation expense is included within “General and administrative expenses” in the income statement. These should also be considered in conjunction with the Company’s business analysis.  For a detailed description of the plan, please refer to the most recent Consolidated Financial Statements filed with the SEC.

Additionally, and to allow investors to build their financial models, Arcos Dorados is providing quarterly information for the years 2009 and 2010.

For further information, please contact:
Sofia Chellew
sofia.chellew@ar.mcd.com
T: (+5411) 4711-2515

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

About Arcos Dorados

Arcos Dorados is the world's largest McDonald's franchisee, in terms of systemwide sales and number of restaurants. The Company is the largest quick service restaurant chain in Latin America and the Caribbean, with restaurants in 19 countries and territories.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2011. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures(1)

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to a change in the valuation formula of our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses and impairment of long-lived assets and goodwill.  For a more detailed explanation of Adjusted EBITDA please refer to our F-1 statement.

First Quarter 2011 Consolidated Results (Unaudited)
(In thousands of U.S. dollars, except per share data)

	For Three Months ended
	March 31,
	2011	2010
REVENUES
Sales by Company-operated restaurants	$791,352	$643,644
Revenues from franchised restaurants	35,305	27,581
Total Revenues	826,657	671,225

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(277,834)	(225,382)
Payroll and employee benefits	(159,915)	(121,700)
Occupancy and other operating expenses	(211,352)	(174,305)
Royalty fees	(38,471)	(31,417)
Franchised restaurants - occupancy expenses	(12,420)	(9,765)
General and administrative expenses	(68,747)	(50,352)
Other operating income/(expenses), net	2,663	(5,588)
Total operating costs and expenses	(766,076)	(618,509)
Operating income	60,581	52,716
Net interest expense	(9,784)	(9,572)
Loss from derivative instruments	(4,327)	(5,098)
Foreign currency exchange results	(241)	(2,767)
Other non-operating expenses, net	(438)	(1,084)
Income before income taxes	45,791	34,195
Income tax expense	(10,192)	(11,884)
Net income	35,599	22,311
Less: Net income attributable to non-controlling interests	(109)	(46)
Net income attributable to Arcos Dorados Holdings Inc.	$35,490	$22,265

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.15	$0.09
Weighted-average number of shares outstanding	234,902,472	241,882,966

Adjusted EBITDA Reconciliation
Operating income	$60,581	$52,716
Depreciation and amortization	15,125	14,371
Compensation expense related to the award rights granted to the CEO	1,487	3,044
Write-offs of property and equipment	318	201
Gains from sale of property and equipment	(5,186)	(982)
Adjusted EBITDA(1)	$72,325	$69,350
Adjusted EBITDA Margin as % of total revenues	8.7%	10.3%

First Quarter 2011 Results by Division (Unaudited)
(In thousands of U.S. dollars)

	For Three Months ended		% Increase
	March 31,		/
	2011	2010	(Decrease)
Revenues
Brazil	430,127	354,618	21%
Caribbean	64,573	62,466	3%
NOLAD	82,233	68,001	21%
SLAD	249,724	186,140	34%
TOTAL	826,657	671,225	23%

Adjusted EBITDA(1)
Brazil	66,492	58,279	14%
Caribbean	3,208	4,771	-33%
NOLAD	2,985	1,998	49%
SLAD	19,365	18,300	6%
Corporate and others	(19,725)	(13,998)	41%
TOTAL	72,325	69,350	4%

Systemwide Comparable Sales Growth
(In % variation vs. previous year)

1Q11 vs. 1Q10
Brazil	9.2%
Caribbean	1.9%
NOLAD	7.2%
SLAD	25.9%
TOTAL	12.5%

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

	As of,	As of,
	March 31, 2011 (Unaudited)	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	141,228	208,099
Accounts and notes receivable, net	74,648	79,821
Other current assets (1)	185,450	264,435
Total current assets	401,326	552,355

Non-current assets
Property and equipment, net	934,982	911,730
Net intangible assets and goodwill	52,707	47,264
Deferred income taxes	183,757	190,764
Other non-current assets (2)	87,415	82,153
Total non-current assets	1,258,861	1,231,911
Total assets	1,660,187	1,784,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	93,552	186,700
Taxes payable (3)	113,070	124,677
Accrued payroll and other liabilities	216,795	211,231
Other current liabilities (4)	16,246	24,631
Financial debt (5)	63,763	57,909
Total current liabilities	503,426	605,148

Non-current liabilities
Accrued payroll and other liabilities	50,238	53,475
Provision for contingencies	54,206	63,940
Financial debt (5)	506,215	506,130
Deferred income taxes	7,318	6,378
Total non-current liabilities	617,977	629,923
Total liabilities	1,121,403	1,235,071
Shareholders’ equity
Class A shares of common stock	199,373	226,528
Class B shares of common stock	132,915	151,018
Additional paid-in capital	(2,468)	(2,468)
Retained earnings	294,377	271,387
Accumulated other comprehensive loss	(86,890)	(98,664)
Total Arcos Dorados Holdings Inc shareholders’ equity	537,307	547,801

Non-controlling interest in subsidiaries	1,477	1,394
Total shareholders’ equity	538,784	549,195

Total liabilities and shareholders’ equity	1,660,187	1,784,266

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets" and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	March 31,	December 31,
	2011 (Unaudited)	2010
Cash and cash equivalents	141,228	208,099
Total Financial Debt	569,978	564,039
Net Debt (i)	428,750	355,940
Total Debt / LTM Adjusted EBITDA ratio	1.9	1.9
Net Debt / LTM Adjusted EBITDA ratio	1.4	1.2

(i)  Total Debt less cash and cash equivalents

*********

Historic Information by Quarter
(In thousands of U.S. dollars)

	For the Year Ended December 2009					For the Year Ended December 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total 2010
REVENUES
Sales by Company-operated restaurants	527,369	584,014	675,844	749,428	2,536,655	643,644	663,460	756,405	830,957	2,894,466
Revenues from franchised restaurants	28,041	28,573	34,455	37,752	128,821	27,581	27,126	32,480	36,465	123,652
Total revenues	555,410	612,587	710,299	787,180	2,665,476	671,225	690,586	788,885	867,422	3,018,118
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food & paper	(197,046)	(222,784)	(251,367)	(258,521)	(929,718)	(225,382)	(238,117)	(269,562)	(290,403)	(1,023,464)
Payroll & employee benefits	(102,986)	(116,679)	(129,010)	(142,539)	(491,214)	(121,700)	(136,273)	(148,249)	(162,862)	(569,084)
Occupancy & other operating expenses	(139,340)	(155,659)	(178,139)	(194,300)	(667,438)	(174,305)	(184,288)	(190,241)	(216,943)	(765,777)
Royalty fees	(25,490)	(27,600)	(32,388)	(36,423)	(121,901)	(31,417)	(32,553)	(36,657)	(40,346)	(140,973)
Franchised restaurants - occupancy expenses	(9,331)	(9,484)	(11,253)	(12,259)	(42,327)	(9,765)	(9,516)	(10,978)	(7,375)	(37,634)
General and administrative expenses	(37,949)	(44,949)	(47,076)	(59,533)	(189,507)	(50,352)	(54,788)	(58,636)	(90,389)	(254,165)
Other operating expenses, net	(3,025)	(1,583)	(2,611)	(9,343)	(16,562)	(5,588)	(2,534)	(5,840)	(8,502)	(22,464)
Total operating costs and expenses	(515,167)	(578,738)	(651,844)	(712,918)	(2,458,667)	(618,509)	(658,069)	(720,163)	(816,820)	(2,813,561)
Operating income	40,243	33,849	58,455	74,262	206,809	52,716	32,517	68,722	50,602	204,557
Net interest expense	(9,072)	(8,518)	(9,129)	(25,754)	(52,473)	(9,572)	(10,065)	(9,925)	(12,051)	(41,613)
Loss from derivative instruments	(11,434)	(14,209)	1,332	(15,624)	(39,935)	(5,098)	(2,892)	(14,154)	(10,665)	(32,809)
Foreign currency exchange results	(12,532)	6,645	(9,074)	863	(14,098)	(2,767)	(343)	6,128	219	3,237
Other non-operating income/(expenses), net	(496)	19	(252)	(511)	(1,240)	(1,084)	(834)	(82)	(21,630)	(23,630)
Income before income taxes	6,709	17,786	41,332	33,236	99,063	34,195	18,383	50,689	6,475	109,742
Income tax (expense) benefit	(12,291)	(3,979)	(3,792)	1,353	(18,709)	(11,884)	(4,989)	(21,443)	34,866	(3,450)
Net income (loss)	(5,582)	13,807	37,540	34,589	80,354	22,311	13,394	29,246	41,341	106,292
(Less) Plus: Net (income) loss attribut. to non-controlling interests	(112)	(58)	(160)	(2)	(332)	(46)	85	(123)	(187)	(271)
Net income (loss) attribut. to Arcos Dorados Holdings Inc.	(5,694)	13,749	37,380	34,587	80,022	22,265	13,479	29,123	41,154	106,021

Adjusted EBITDA(1)	54,795	46,519	70,909	94,160	266,383	69,350	45,987	85,214	98,563	299,114

BREAKDOWN BY DIVISION
Total revenues:
Brazil	227,269	260,490	323,020	389,963	1,200,742	354,618	363,902	407,956	469,095	1,595,571
Caribbean	51,521	60,435	64,877	67,941	244,774	62,466	64,919	66,233	66,999	260,617
NOLAD	49,251	57,022	65,632	68,428	240,333	68,001	73,463	79,765	83,788	305,017
SLAD	227,369	234,639	256,771	260,848	979,627	186,140	188,302	234,931	247,540	856,913
Operating income (loss):
Brazil	22,371	19,501	34,021	51,398	127,291	49,318	32,345	57,969	68,470	208,102
Caribbean	(1,325)	2,820	4,210	4,743	10,448	1,565	1,751	3,329	4,544	11,189
NOLAD	(4,610)	(5,504)	(3,066)	(4,072)	(17,252)	(3,736)	(3,391)	(262)	(9,329)	(16,718)
SLAD	22,936	20,079	28,616	36,630	108,261	14,533	9,495	20,288	21,972	66,288
Adjusted EBITDA (1):
Brazil	29,486	26,958	43,098	60,495	160,037	58,279	40,962	64,827	86,538	250,606
Caribbean	1,199	5,431	6,804	7,733	21,167	4,771	4,760	6,134	7,891	23,556
NOLAD	81	(179)	2,343	1,673	3,918	1,998	2,204	5,869	5,329	15,400
SLAD	28,392	25,667	30,454	45,376	129,889	18,300	14,442	25,313	25,943	83,998

Item 2.

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of and for the three-month periods ended
March 31, 2011 and 2010 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income and Comprehensive Income
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2011	2010
REVENUES
Sales by Company-operated restaurants	$791,352	$643,644
Revenues from franchised restaurants	35,305	27,581
Total revenues	826,657	671,225

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(277,834)	(225,382)
Payroll and employee benefits	(159,915)	(121,700)
Occupancy and other operating expenses	(211,352)	(174,305)
Royalty fees	(38,471)	(31,417)
Franchised restaurants – occupancy expenses	(12,420)	(9,765)
General and administrative expenses	(68,747)	(50,352)
Other operating income (expenses), net	2,663	(5,588)
Total operating costs and expenses	(766,076)	(618,509)
Operating income	60,581	52,716
Net interest expense	(9,784)	(9,572)
Loss from derivative instruments	(4,327)	(5,098)
Foreign currency exchange results	(241)	(2,767)
Other non-operating expenses, net	(438)	(1,084)
Income before income taxes	45,791	34,195
Income tax expense	(10,192)	(11,884)
Net income	35,599	22,311
Less: Net income attributable to non-controlling interests	(109)	(46)
Net income attributable to Arcos Dorados Holdings Inc.	$35,490	$22,265

Net income	$35,599	$22,311
Other comprehensive income (loss):
Foreign currency translation (net of $nil of income taxes)	11,382	7,151
Realized net losses (gains) on cash flow hedges (net of $nil on income taxes)	164	(107)
Unrealized net gains (losses) on cash flow hedges (net of $nil of income taxes)	202	(133)
Comprehensive income	47,347	29,222
Less: Comprehensive income attributable to non-controlling interests	(83)	(40)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$47,264	$29,182

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.15	$0.09

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Balance Sheets
As of March 31, 2011 and December 31, 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of March 31, 2011 (Unaudited)	As of December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$141,228	$208,099
Accounts and notes receivable, net	74,648	79,821
Other receivables	33,079	107,061
Inventories	39,146	66,431
Prepaid expenses and other current assets	98,844	80,359
Deferred income taxes	14,381	10,584
Total current assets	401,326	552,355

Non-current assets
Miscellaneous	25,968	21,450
Collateral deposits	20,325	20,325
Property and equipment, net	934,982	911,730
Net intangible assets and goodwill	52,707	47,264
Deferred income taxes	183,757	190,764
McDonald’s Corporation’s indemnification for contingencies	41,122	40,378
Total non-current assets	1,258,861	1,231,911
Total assets	$1,660,187	$1,784,266
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$93,552	$186,700
Royalties payable to McDonald’s Corporation	16,246	16,193
Income tax payable	28,412	33,644
Other taxes payable	84,658	91,033
Accrued payroll and other liabilities	216,795	211,231
Interest payable	-	8,438
Short-term debt	14,101	11,741
Current portion of long-term debt	5,903	6,206
Derivative instruments	43,759	39,962
Total current liabilities	503,426	605,148

Non-current liabilities
Accrued payroll and other liabilities	50,238	53,475
Provision for contingencies	54,206	63,940
Long-term debt, excluding current portion	451,539	451,423
Derivative instruments	54,676	54,707
Deferred income taxes	7,318	6,378
Total non-current liabilities	617,977	629,923
Total liabilities	1,121,403	1,235,071
Shareholders’ Equity
Class A shares of common stock; 420,000,000 shares authorized; 120,000,000 shares issued and outstanding; no par value per share	199,373	226,528
Class B shares of common stock; 80,000,000 shares authorized; 80,000,000 shares issued and outstanding; no par value per share	132,915	151,018
Additional paid-in capital	(2,468)	(2,468)
Retained earnings	294,377	271,387
Accumulated other comprehensive loss	(86,890)	(98,664)
Total Arcos Dorados Holdings Inc. shareholders’ equity	537,307	547,801
Non-controlling interests in subsidiaries	1,477	1,394
Total shareholders’ equity	538,784	549,195
Total liabilities and shareholders’ equity	$1,660,187	$1,784,266

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2011	2010
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$35,490	$22,265
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by (used in) operations:
Non-cash charges and credits:
Depreciation and amortization	15,125	14,371
Others, net	10,653	6,774
Changes in working capital items:
Accounts payable	(42,520)	(28,411)
Others, net	(7,994)	(15,871)
Net cash provided by (used in) operating activities	10,754	(872)

Investing activities
Property and equipment expenditures	(32,857)	(12,260)
Purchases of restaurant businesses	(1,988)	(568)
Proceeds from sale of property and equipment	5,374	1,223
Other investment activities	(838)	(2,390)
Net cash used in investing activities	(30,309)	(13,995)

Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(6,600)	-
Split-off of Axis Business	(35,425)	-
Net payments of derivative instruments	(6,506)	(6,450)
Net short-term borrowings	2,407	548
Other financing activities	(2,613)	(1,611)
Net cash used in financing activities	(48,737)	(7,513)
Effect of exchange rate changes on cash and cash equivalents	1,421	(698)
Decrease in cash and cash equivalents	(66,871)	(23,078)
Cash and cash equivalents at the beginning of the year	208,099	167,975
Cash and cash equivalents at the end of the period	$141,228	$144,897

Supplemental cash flow information:
Non-cash transactions:
Dividend declared pending of payment	12,500	-

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Statement of Changes in Shareholders’ Equity
For the three-month period ended March 31, 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total
Balances at beginning of fiscal year	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195
Foreign currency translation (unaudited)	-	-	-	-	-	-	11,408	11,408	(26)	11,382
Realized net losses on cash flow hedges (unaudited)	-	-	-	-	-	-	164	164	-	164
Unrealized net gains on cash flow hedges (unaudited)	-	-	-	-	-	-	202	202	-	202
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(12,500)	-	(12,500)	-	(12,500)
Split-off of Axis Business (unaudited)	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Net income for the period (unaudited)	-	-	-	-	-	35,490	-	35,490	109	35,599
Balances at end of period (unaudited)	120,000,000	199,373	80,000,000	132,915	(2,468)	294,377	(86,890)	537,307	1,477	538,784

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Statement of Changes in Shareholders’ Equity
For the three-month period ended March 31, 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholder
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total
Balances at beginning of fiscal year	145,129,780	226,528	96,753,186	151,018	(2,468)	205,366	(127,789)	452,655	1,391	454,046
Foreign currency translation (unaudited)	-	-	-	-	-	-	7,157	7,157	(6)	7,151
Realized net gains on cash flow hedges (unaudited)	-	-	-	-	-	-	(107)	(107)	-	(107)
Unrealized net losses on cash flow hedges (unaudited)	-	-	-	-	-	-	(133)	(133)	-	(133)
Net income for the period (unaudited)	-	-	-	-	-	22,265	-	22,265	46	22,311
Balances at end of period (unaudited)	145,129,780	226,528	96,753,186	151,018	(2,468)	227,631	(120,872)	481,837	1,431	483,268

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.            Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999 % equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in nineteen territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.            Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from purposes of this presentation. The accompanying consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2010.

The accompanying consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of results that may be expected for any future periods.

3.            Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.            Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations as from January 1, 2010, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity.

See Note 18 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for translation purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value as determined by an estimate of discounted future cash flows. No impairments have been recognized during the three-month periods ended March 31, 2011 and 2010.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, has approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than the assets’ net book value.  Generally, such losses relate to restaurants that have closed and ceased operations as well as restaurants that meet the criteria to be considered “held for sale” in accordance with ASC 360-10-45.

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC Topic 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. No impairments have been recognized during the three-month periods ended March 31, 2011 and 2010.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.            Summary of significant accounting policies (continued)

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. The accrued liability is remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 10 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of stockholders’ equity. The Company reports foreign currency translation gains and losses as well as unrealized results on cash flow hedges as components of comprehensive income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.            Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31, 2011 (Unaudited)	As of December 31, 2010

Prepaid expenses	$93,021	$73,468
Promotion items	5,823	6,891
	$98,844	$80,359

5.            Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following:

	As of March 31, 2011 (Unaudited)	As of December 31, 2010
Current
Award granted to the CEO	$33,273	$31,786
Accrued payroll	80,505	99,886
Long-term incentive plan	20,600	14,156
Accrued expenses	60,723	50,918
Dividends payable	12,500	6,600
Other liabilities	9,194	7,885
	$216,795	$211,231

	As of March 31, 2011 (Unaudited)	As of December 31, 2010
Non-current
Long-term incentive plan	$6,652	$9,758
Amnesty program	34,157	33,457
Other liabilities	9,429	10,260
	$50,238	$53,475

6.            Short-term debt

Short-term debt consists of the following:
	As of March 31, 2011 (Unaudited)	As of December 31, 2010

Bank overdrafts	$2,776	$419
Short-term loans (i)	11,325	11,322
	$14,101	$11,741

(i)
The balance mainly relates to the notes issued by one of the Company’s subsidiaries in Venezuela for 59 million Venezuelan bolívares fuertes, equivalent to $11,132. The notes were issued on December 17, 2010 and matured on April 16, 2011. The notes accrued imputed interest at a monthly rate of 1.3%. See Note 19 for details of the refinancing of these notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.            Long-term debt

Long-term debt consists of the following:
	As of March 31, 2011 (Unaudited)	As of December 31, 2010

Senior notes	$446,693	$446,596
Other long-term borrowings	7,248	8,654
Capital lease obligations	3,501	2,379
Total	457,442	457,629
Current portion of long-term debt	5,903	6,206
Long-term debt, excluding current portion	$451,539	$451,423

Senior notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136%. The senior notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs.

The senior notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the senior notes. The senior notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The senior notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the senior notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The senior notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other long-term borrowings

Other long-term borrowings primarily include seller financings related to the purchase of restaurants in Mexico and non-controlling interests in Argentina totaling $6,114 at March 31, 2011 ($7,481 at December 31, 2010). Seller financings are payable in quarterly equal-installments maturing in December 2011, January 2012 and July 2012, and accrue interest at an annual weighted-average interest rate of 7.1%.

8.            Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps

On November 10, 2008, and in connection with the refinancing process of the Credit Agreement that had been entered into for purposes of partially finance the acquisition of the LatAm Business, the Company committed to hedge 57% of the Company’s currency exposure from the A&R Credit Agreement related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). As a result:

-   In December 2008, ADBV entered into cross-currency interest rate swap agreements with Banco Santander S.A. and The Bank of Nova Scotia to convert a portion of its debt under the A&R Credit Agreement ($100 million at LIBOR) to  Brazilian reais-denominated fixed-rate debt (R$237.4 million at a fixed rate of 12.14%). The notional amounts amortize over the life of the swaps, maturing on November 10, 2013.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Derivative instruments (continued)

Cross-currency interest rate swaps (continued)

- In January and March 2009 ADBV entered into cross-currency interest rate swap agreements with Banco Santander S.A. to convert a portion of its debt under the A&R Credit Agreement ($100 million at LIBOR) to Brazilian reais-denominated fixed-rate debt (R$228.8 million at a fixed rate of 11.16%). The notional amounts amortize over the life of the swaps, maturing on November 10, 2013.

These swap agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. The cross-currency swap agreements did not qualify for hedge accounting under ASC Topic 815, representing a natural hedge over a portion of the Company’s foreign currency and interest rate exposure under the A&R Credit Agreement. Changes in the fair market value attributable to changes in the current spot rates between the U.S. dollar and the Brazilian reais are offset by foreign exchange results recorded by the holding company in revaluating the Brazilian reais-denominated intercompany receivable. Changes in the fair market value attributable to changes in the Brazilian reais-forward rate curve impact the Company’s consolidated results. At March 31, 2011, the fair market values of these swap agreements totaled $91,232 payable ($90,513 payable at December 31, 2010). During the three-month periods ended March 31, 2011 and 2010, the Company made net interest payments to the counterparties totaling $7,351 and $7,278, respectively, in connection with these agreements. During the three-month periods ended March 31, 2011 and 2010, the Company recorded net losses for $2,125 and $7,469, respectively, within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Mirror and bond swaps

On December 10, 2009, and in connection with the prepayment of the A&R Credit Agreement and the issuing of the senior notes, the Company decided to eliminate its three-month LIBOR exposure arising from the existing cross-currency interest rate swaps and also to hedge 44% of the Company’s currency exposure from the senior notes coupon payments related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). Therefore in December 2009:

-     ADBV entered into two opposing coupon-only cross-currency interest rate swap agreements (mirror swaps) with JP Morgan and Morgan Stanley to neutralize the floating-rate exposure under the existing position. Under these agreements, the Company pays three-month LIBOR and receives 2.02% in Brazilian reais over a notional of $200 million (at an exchange rate of 1.76 Brazilian reais per U.S. dollar). Payment dates, amortization schedule and maturity date were structured to mirror the existing swaps, without exchange of principal.

-     ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the senior notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar). These agreements mature on October 1, 2014 without exchange of principal.

These swap agreements do not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. At March 31, 2011, the fair market values of these swap agreements totaled $6,032 payable ($3,833 payable at December 31, 2010). During the three-month periods ended March 31, 2011 and 2010, the Company collected net interest from the counterparties amounting to $845 and $828, respectively, in connection with these agreements. During the three-month periods ended March 31, 2011 and 2010, the Company recognized a net loss of $1,354 and a net gain of $2,371, respectively, in connection with these agreements that are included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Derivative instruments (continued)

Forward contracts

On November 10, 2010, 10% of the notional amounts of the cross-currency interest rate swaps amortized (equivalent to $20 million). In order to maintain a notional amount of $200 million hedged at all times, ADBV entered into forward contracts with JPMorgan and Morgan Stanley to buy a total of $20 million in May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. These swap agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. At March 31, 2011, the fair market value of these derivatives totaled $1,171 payable ($323 at December 31, 2010). During the three-month period ended March 31, 2011, the Company recognized a loss of $848 in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives designated as hedging instruments

Forward contracts

In December 2009, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. Pursuant to the agreements, the Company purchased during 2010 a total amount of $8,521 at a weighted-average forward rate of 489.3 Chilean pesos per U.S. dollar.

In addition, in February 2010, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Peru. Pursuant to the agreements, the Company purchased a total amount of $9,732 at a weighted-average forward rate of 2,023.54 Colombian pesos per U.S. dollar, and a total amount of $3,052 at a weighted-average forward rate of 2.89 Peruvian soles per U.S. dollar.

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company will purchase a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 75% of the purchases in Chile and Peru for 2010, 73% of the purchases in Colombia for 2010 and over 90% of the purchases in Chile for 2011). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity.  As of March 31, 2011, the fair market value of the outstanding derivatives represented a $264 net payable ($630 at December 31, 2010). The Company made net payments totaling $164 and received net proceeds totaling $107 as a result of the net settlements of these derivatives during the three-month periods ended March 31, 2011 and 2010, respectively. In addition, the Company recorded a $202 unrealized net gain and a $133 unrealized loss within the “Accumulated other comprehensive loss” component of shareholders’ equity during the three-month periods ended March 31, 2011 and 2010, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheet as of March 31, 2011 and December 31, 2010:

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheet Location	As of March 31, 2011 (Unaudited)	As of December 31, 2010
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	(264)	(630)
		$(264)	$(630)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Cross-currency interest rate swaps	Derivative instruments	$(91,232)	$(90,513)
Mirror swaps	Derivative instruments	3,400	3,974
Bond swaps	Derivative instruments	(9,432)	(7,807)
Forwards	Derivative instruments	(1,171)	(323)
		$(98,435)	$(94,669)
Total derivative instruments		$(98,699)	$(95,299)

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended march 31, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	202	164	-
Total	202	164	-

The gain recognized in income is recorded as an adjustment to food and paper.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Cross-currency interest rate swaps	(2,125)
Mirror swaps	272
Bond swaps	(1,626)
Forward	(848)
Total	(4,327)

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended March 31, 2010 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(133)	(107)	-
Total	(133)	(107)	-

The gain recognized in income is recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Cross-currency interest rate swaps	(7,469)
Mirror swaps	2,581
Bond swaps	(210)
Total	(5,098)

9.           Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, each year the Company grants units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company. The maximum amount authorized under this plan equals 4% of the Company’s fair market value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.           Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 the Company’s Board of Directors decided that on a going forward basis the fair value would be based on that price instead of the formula that had previously been used to value such awards. At March 31, 2011, the Company has considered the initial public offering price per class A share ($17.00) in determining the fair value of the awards.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at March 31, 2011 and December 31, 2010:

	At March 31, 2011 (unaudited)	At December 31, 2010

Current price (i)	17.00	16.50
Weighted-average base value (ii)	5.55	5.55
Expected volatility (iii)	28.7%	28.5%
Dividend yield	1.4%	1.5%
Risk-free interest rate	3.9%	3.9%
Expected term	last vesting date	last vesting date

(i)	At December 31, 2010, equal to the estimated initial public offering price per share. At March 31, 2011, equal to the initial public offering price per share.
(ii)	As adjusted as a result of the stock split discussed in Note 14.
(iii)
Based on historical 1-year implied volatility of Latin American comparable companies calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

The following table provides a summary of the plan at March 31, 2011:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	1,194,058	2,340,356	3,534,414
Weighted-average fair market value per unit	11.94	11.22	11.47
Total fair value of the plan	14,262	26,264	40,526
Weighted-average accumulated percentage of service	100.00	49.46	67.25
Accrued liability	14,262	12,990	27,252
Compensation expense not yet recognized	-	13,274	13,274

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2011 and 2015.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(iii)	As adjusted as a result of the stock split discussed in Note 14.

9.            Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Compensation expense for the three-month periods ended March 31, 2011 and 2010 amounted to $3,339 and $755, respectively. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income.

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he will be entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right is subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognizes compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company was estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. At March 31, 2011, the Company has considered the initial public offering price per class A share in determining the fair value of the awards.

Compensation expense for the three-month periods ended March 31, 2011 and 2010 amounted to $1,487 and $3,044, respectively. Compensation expense is included within “Other operating income (expenses), net” in the consolidated statement of income.

At March 31, 2011, the fair market value of the Company amounted to $3,400 million. Therefore, the total value of the award was $34,000. At March 31, 2011, the Company’s accrued liability totaled $33,273. As a result of the initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000, recognizing a compensation expense for $727.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan will be used to rewards certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan will be 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering. At March 31, 2011, the Company has not granted any awards pursuant to the 2011 Plan. See Note 19 for details of the grant made after period-end but before the issuance of these financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.          Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commencing on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

In addition, the Company maintains (a) a standby letter of credit with an aggregate drawing amount of $65 million, and (b) a cash deposit of $15 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn and/or the cash deposit be used if certain events occur, including the failure to pay royalties. No amounts have been drawn or used at the date of issuance of these Consolidated Financial Statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2011 the Company maintains a provision  for  contingencies  amounting  to  $75,768 ($91,720 at December 31, 2010),  which  is  disclosed  net  of  judicial deposits amounting to $21,356 ($27,373 at December 31, 2010) that the Company was required to make in connection with the proceedings. As of March 31, 2011, the net amount of $54,412 is disclosed as follows: $206 as a current liability within “Accrued payroll and other liabilities” and $54,206 as a non-current liability.

Breakdown of the provision for contingencies is as follows:

	As of March 31, 2011	As of December 31, 2010
Tax contingencies in Brazil (i)	43,027	50,648
Labor contingencies in Brazil (ii)	26,293	33,456
Other	6,448	7,616
Subtotal	75,768	91,720
Judicial deposits	(21,356)	(27,373)
Provision for contingencies	$54,412	$64,347

(i)	Mainly related to VAT special treatment for restaurants in Rio de Janeiro.
(ii)	Mainly related to dismissals in the normal course of business.

The provision for contingencies includes $41,122 related to Brazilian claims ($40,378 at December 31, 2010). Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation has indemnified the Company for these claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Regarding contingencies in Brazil, at the end of fiscal year 2010 the Company decided to take advantage of law No. 11941 that amended the federal tax legislation to permit the entering into amnesty plans to settle existing contingencies in installments with benefits derived from the waiver of fines and a portion of accrued interests.  The law also allows the use of tax loss carryforwards to settle the portion of interest not waived. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle the interests and receive a cash payment equal to the principal plus 50% of the interests.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.          Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. The Court of First Instance, however, has not determined whether it will adopt this resolution. The Company is currently in the discovery phase of the litigation. No provision has been recorded regarding this lawsuit since a negative resolution has a low probability of occurrence. In October and November of 2010, two bills were introduced in Puerto Rico Legislature that seek to regulate franchise agreements. Among other goals, these bills (like Law 75 in the case of distribution agreements) limit the grounds under which a franchisor may terminate or refuse to renew a franchise agreement. The bills are in the early stages of consideration by the Legislature and no hearings or votes have been scheduled.

11.          Disclosures about fair value of financial instruments

As defined in ASC Topic 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.          Disclosures about fair value of financial instruments (continued)

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC Topic 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets
Cash equivalents	82,914	-	-	$82,914
Total Assets	82,914	-	-	$82,914
Liabilities
Cross-currency interest rate swaps	-	(91,232)	-	$(91,232)
Mirror swaps	-	3,400	-	3,400
Bond swaps	-	(9,432)	-	(9,432)
Forward contracts	-	(1,171)	-	(1,171)
Long-term incentive plan	-	(27,252)	-	(27,252)
Award granted to the CEO	-	(33,273)	-	(33,273)
Total Liability	-	(158,960)	-	$(158,960)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.          Disclosures about fair value of financial instruments (continued)

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At March 31, 2011, the fair value of the Company’s short-term and long-term debt was estimated at $529,086, compared to a carrying amount of $471,543. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At March 31, 2011, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

12.          Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivables. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivables are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 18 for additional information pertaining to the Company’s Venezuelan operations.

13.          Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.          Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended March 31,
	2011	2010
Revenues:
Brazil	$430,127	$354,618
Caribbean division	64,573	62,466
NOLAD	82,233	68,001
SLAD	249,724	186,140
Total revenues	$826,657	$671,225

Adjusted EBITDA:
Brazil	$66,492	$58,279
Caribbean division	3,208	4,771
NOLAD	2,985	1,998
SLAD	19,365	18,300
Total reportable segments	92,050	83,348
Corporate and others (i)	(19,725)	(13,998)
Total adjusted EBITDA	$72,325	$69,350

Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$72,325	$69,350

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(15,125)	(14,371)
Compensation expense related to the award rights granted to the CEO	(1,487)	(3,044)
Gains from sale of property and equipment	5,186	982
Write-offs of property and equipment	(318)	(201)

Operating income	60,581	52,716

(Less) Plus:
Net interest expense	(9,784)	(9,572)
Loss from derivative instruments	(4,327)	(5,098)
Foreign currency exchange results	(241)	(2,767)
Other non-operating expenses, net	(438)	(1,084)
Income tax expense	(10,192)	(11,884)
Net income attributable to non-controlling interests	(109)	(46)
Net income attributable to Arcos Dorados Holdings Inc.	$35,490	$22,265

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.          Segment and geographic information (continued)

	For the three-month periods ended March 31,
	2011	2010
Depreciation and amortization:
Brazil	$9,194	$8,930
Caribbean division	2,854	3,195
NOLAD	6,331	5,541
SLAD	5,838	4,783
Total reportable segments	24,217	22,449
Corporate and others (i)	1,813	1,334
Purchase price allocation (ii)	(10,905)	(9,412)
Total depreciation and amortization	$15,125	$14,371
Property and equipment expenditures:
Brazil	$15,028	$4,480
Caribbean division	2,664	364
NOLAD	2,039	1,924
SLAD	11,663	4,930
Others	1,463	562
Total property and equipment expenditures	$32,857	$12,260

	As of
	March 31, 2011	December 31, 2010
Total assets:
Brazil	$946,847	$1,003,970
Caribbean division	236,170	229,863
NOLAD	405,273	390,812
SLAD	428,927	405,641
Total reportable segments	2,017,217	2,030,286
Corporate and others (i)	97,889	222,412
Purchase price allocation (ii)	(454,919)	(468,432)
Total assets	$1,660,187	$1,784,266

(i)     Primarily relates to corporate general and administrative expenses and assets as well as the results and assets of the Company’s operating distribution centers. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and collateral deposits.

(ii)       Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $934,982 and $911,730 at March 31, 2011 and December 31, 2010, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.          Shareholders’ equity

Authorized capital

At March 31, 2011, the Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each. For both classes of shares, the balance sheet reflects this capital structure, which was approved on March 16, 2011.

Issued and outstanding capital

At December 31, 2006, the Company had issued and outstanding 50,000 shares, with a total par value $50. Prior to the acquisition of the LatAm business, the Company increased the number of shares it is authorized to issue from 50,000 shares to an aggregate of 400,000 shares, par value $1,000 per share, canceling the then outstanding common shares. On August 3, 2007, the Company issued 234,000 class A shares and 156,000 class B shares, with a total par value $390,000, in exchange for $377,546. The proceeds from this issuance were used to finance the acquisition of the LatAm business.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 15. As a result, at March 31, 2011, the Company has 200,000,000 shares issued and outstanding with no par value, consisting of 120,000,000 class A shares and 80,000,000 class B shares. For both classes of shares, the balance sheet and statement of shareholders’ equity reflect the stock split retrospectively for all periods presented.

See Note 19 for details of shares issued after period-end in connection with the Company’s initial public offering.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due. In addition, the senior notes impose certain restrictions on the distribution of dividends as described in Note 7.

On March 23, 2011, the Company declared a dividend distribution to its shareholders amounting to $12,500, with respect to its results of operations for fiscal year 2010, which was paid in full on April 1, 2011.

15.          Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statement.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.          Earnings per share

The Company is only required to present basic earnings per share information due to its simple capital structure. There was no potential common stock outstanding during the periods presented.

The following table sets forth the computation of basic net income per share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 14:

	For the three-month periods ended March 31,
	2011	2010
Net income available to common shareholders	$35,490	$22,265
Weighted-average number of shares outstanding	234,902,472	241,882,966
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.15	$0.09

The Company does not report discontinued operations for any of the periods presented.

See Note 19 for details of potential common stock issued after period-end but before the date of issuance of these financial statement that will affect the computation of diluted EPS in subsequent periods.

17.          Related party balances and transactions

As discussed in Note 10, as security for the performance of the Company’s obligations under the MFAs, the Company obtained an irrevocable standby letter of credit in favor of McDonald’s Corporation in an amount of $65 million, issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which is a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

As discussed in Note 15, effective March 16, 2011, the Company´s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control at the end of the reporting period. The following table summarizes the outstanding balances between the Company and the Axis Business at March 31, 2011:

Prepaid expenses and other current assets	$10,182
Accounts and notes receivable	4,064
Accounts payable	7,406

18.          Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Such approvals had become less forthcoming over the time, resulting in a parallel market where entities could exchange Venezuelan bolívares fuertes into U.S. dollars using a bond-based exchange process under which bonds traded in Venezuela were purchased in Venezuelan bolívares fuertes and then immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel exchange market rate.

During 2009 the Company’s access to the official exchange rate for purposes of paying imports was more limited than in 2008 as a result of an increase in restrictions and a more rigorous approval process. In addition, the Company was historically unable to access to the official exchange rate for royalty payments, being obliged to access to the parallel exchange market in order to honor its foreign debts and also to pay intercompany loans.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.          Venezuelan operations (continued)

As discussed in Note 3, the financial statements of the Company’s foreign subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. Such guidance states that the rate applicable for purposes of dividend remittances shall be used to translate foreign currency financial statements, except when unusual circumstances exist. Prior to December 31, 2009, the Company had concluded that the existence of the parallel market in Venezuela did not constitute unusual circumstances which justified the use of an exchange rate other than the official exchange rate for purposes of foreign currency translation. Therefore, the official rate of 2.15 Venezuelan bolívares Fuertes per U.S. dollar was used to translate the operations of the Company’s Venezuelan subsidiaries for fiscal year 2009. As conditions in Venezuela evolved during 2009, the Company reassessed the appropriateness of use of the official exchange rate for translation purposes. As a result, effective December 31, 2009, the Company changed the translation rate from the official exchange rate of 2.15 Venezuelan bolívares fuertes per U.S. dollar at December 31, 2009 to the parallel exchange rate of 5.97 Venezuelan bolívares fuertes per U.S. dollar.

On May 17, 2010, the Venezuelan Congress modified the Foreign Exchange Crime Act. The amendments, which result in a penalty for any security transactions not carried out through the Central Bank of Venezuela, were primarily designed to increase control of debt security transactions that were used to buy and sell foreign currency that resulted in the parallel rate. As a result of this reform, the parallel exchange market prevailing in Venezuela disappeared, leaving local brokers out of this market and leaving companies without alternatives for foreign currency trade other than those approved and conducted through the Central Bank. In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies can acquire, with certain limits, U.S. dollars at an exchange rate to be established by the Central Bank. Most of the exchanges in SITME have been executed at the exchange rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar.

Since the Company had access and used the parallel exchange market to acquire U.S. dollars, the Company used the parallel exchange rate to measure transactions denominated in local currency and convert them to the U.S. dollar functional currency during the period from January 1, 2010 through May 31, 2010. The last available quotation of the parallel exchange rate before the system was cancelled was 8.10 Venezuelan bolívares fuertes per U.S. dollar.  Effective June 1, 2010 the Company started to use the new regulated rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar to measure transactions denominated in local currency.

As of and for the three-month period ended March 31, 2011, revenues, operating income and net income of the Venezuelan operations were $58.0 million, $2.8 million and $2.8 million, respectively.

19.          Subsequent events

On April 1, 2011, the Company paid the dividend distribution amounting to $12,500 as described in Note 14.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Gross proceeds from the offering totaled $162,000.

On April 14, 2011 and as a result of the initial public offering, the Company settled the award granted to the CEO discussed in Note 9 paying $34,000 in cash.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan discussed in Note 9:

-   The Company granted to certain of its executive officers and other employees 229,363 restricted share units and 825,844 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
For the three-month periods ended March 31, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.          Subsequent events (continued)

-   The Company granted to certain of its executive officers and other employees 785,735 restricted share units and 1,051,176 stock options as special awards. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date.

For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share, when vested.

On April 18, 2011, the Company refinanced the notes issued by one of the Company’s Venezuelan subsidiaries described in Note 6 for a total amount of 57 million Venezuelan bolívares Fuertes (equivalent to $10,755). These notes mature on October 14, 2011 and accrue imputed interest at an annual interest rate of 16.0%.

The Company evaluated subsequent events through the date the financial statements were issued, which was May 5, 2011. There were no subsequent events that required recognition or additional disclosures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  May 6, 2011